EXHIBIT 3.1.2

CERTIFICATE OF AMENDMENT
OF THE
RESTATED ARTICLES OF INCORPORATION
OF
TARRANT APPAREL GROUP

Patrick Chow and Winnie Au hereby certify that:

1.    They are the Executive Vice-President—Finance and Assistant Secretary, respectively, of Tarrant Apparel Group, a California corporation.

2.    The introductory paragraph of Article Three of the Restated Articles of Incorporation of this corporation is amended to read in its entirety as follows:

Three:    This corporation is authorized to issue two classes of shares of stock designated, respectively, “Common Stock” and Preferred Stock.” The number of shares of Common Stock authorized to be issued is 35,000,000 and the number of shares of Preferred Stock authorized to be issued is 2,000,000, all of which shall be without par value.

3.    The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the Board Of Directors.

4.    The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of Common Stock of the corporation is 15,841,815, with no shares of Preferred Stock outstanding. The number of shares voting in favor of the amendment equaled or exceeding the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

/s/ PATRICK CHOW
Patrick Chow, Executive Vice President—Finance

/s/ WINNIE AU
Winnie Au, Assistant Secretary

DATE: May 20, 2002